(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-27234 CUSIP NUMBER 719364 10 1

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Photon Dynamics, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

5970 Optical Court

(Address of Principal Executive Office (Street and Number))

San Jose, California 95138-1400

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed in Photon Dynamics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2005, in the course of preparing the unaudited financial results for the quarter ended March 31, 2005, Photon Dynamics’ management identified a potential error related to revenue recognition in connection with an order for which revenue was recognized in the fourth quarter of fiscal 2004 (ended September 30, 2004). Specifically, based on certain terms of the arrangement with the customer, a question was raised as to whether a portion of the revenue related to the order should have been deferred. This matter was referred to Photon Dynamics’ audit committee, which promptly began an investigation.

On May 2, 2005, after reviewing and analyzing the results of the investigation to date, management concluded that with respect to the order in question, a portion of the revenue, approximately $700,000, should have been deferred. Accordingly, management concluded that Photon Dynamics should restate its financial statements for the year ended September 30, 2004 and the quarter ended December 31, 2004.

Photon Dynamics’ audit committee has not concluded its investigation into the matter described above. Following the conclusion of the investigation, Photon Dynamics will be required to file an amendment to its Annual Report on Form 10-K for the year ended September 30, 2004 (the “Annual Report”) and Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 (the “First Quarter 10-Q”). Because the information to be contained in Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “Second Quarter 10-Q”) will include information as of the year ended September 30, 2004 and for the quarter ended December 31, 2004, Photon Dynamics will not be able to file its Second Quarter 10-Q until these other two amended filings have been made. Because the investigation has not been completed and because of the amount of work that is involved in preparing and presenting the restated financial information in the amended Annual Report and amended First Quarter 10-Q, Photon Dynamics is unable to file its Second Quarter 10-Q in the prescribed time period without unreasonable effort and expense, nor does Photon Dynamics expect to be able to file the Second Quarter 10-Q by the fifth calendar day following the prescribed due date, as set forth in Rule 12b-25.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey Hawthorne (Name)	408 (Area Code)	226-9900 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

1.	Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.*

2.	Annual Report on Form 10-K for the year ended September 30, 2004.*

*	Each of the above periodic reports were originally filed on a timely basis; however, in the course of preparing the unaudited financial results for the quarter ended March 31, 2005, Photon Dynamics concluded that it would be necessary to restate its financial results for such periods and intends to file amended reports as soon as possible.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Photon Dynamics currently believes that its revenues for the second quarter of fiscal 2005 will be in the range of $24.0 million to $28.0 million, and its net loss per share will be in the range of $(0.55) to $(0.63). Photon Dynamics’ revenues for the second quarter of fiscal 2004 were $26.5 million, and its net income per share, diluted, was $0.14.

Photon Dynamics, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2005	By	/s/ Jeffrey Hawthorne